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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.5)*


                          Rent-A-Wreck of America, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  760098-10-3
                                 --------------
                                 (CUSIP Number)


                        Mr. Alan Cohn and Ms. Robin Cohn
                            10324 South Dolfield Road
                             Owings Mills, MD 21117
                                 (410) 581-8700
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:
                             Walter J. Skipper, Esq.
                               Quarles & Brady LLP
                            411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 277-5000

                               September 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

[*THIS AMENDMENT NO. 5 IS BEING FILED TO REPLACE AMENDMENT NO. 4 WHICH WAS PREMATURELY FILED IN INVALID DRAFT FORM.]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 760098-10-3                                        Page  2 of 6 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alan and Robin Cohn
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     456,395
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       456,395
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    456,395
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 760098-10-3                                         Page 3 of 6 Pages
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER

        Title of Class of Equity Security:

        Common Stock, $.01 par value ("Common Stock")

        Principal Executive Offices of Issuer:

        Rent-A-Wreck of America, Inc. (the "Company")
        10324 South Dolfield Road
        Owings Mills, MD 21117

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c). This Amendment No. 5 to Schedule 13D is being filed on behalf of Alan S. Cohn and Robin Cohn, who have a business address of 10324 South Dolfield Road, Owings Mills, MD 21117 (husband and wife).

(d) and (e). During the last five years neither Mr. or Ms. Cohn has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Mr. and Ms. Cohn are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ms. Cohn will use the proceeds obtained from the Company in repurchasing certain of her stock options as the source of funds for the exercise price for the remaining stock options held by her. The Company used working capital as the source of funds for its repurchase of certain of Ms. Cohn's stock options. See
Item 4 below for a full description of the covered transactions.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 760098-10-3                                         Page 4 of 6 Pages
---------------------                                         ------------------

ITEM 4. PURPOSE OF TRANSACTION

On September 21, 2000, pursuant to Board of Director authorization given the same day, the Company repurchased from Mr. Cohn the following stock options, all of which were to expire on June 30, 2003: (i) 354,167 options exercisable at $1.15 per share for $1.25 per option, or a total of $442,708.75; and (ii) 154,105 options exercisable at $1.00 per share for $1.40 per option, or a total of $215,747. On September 21, 2000, Mr. Cohn also exercised all 329,228 of her remaining stock options, which were exercisable at $1.00 per share and set to expire on June 30, 2003, for $1.00 per option, or a total of $329,228. These transactions had as their purpose the elimination of the market overhang associated with the numerous stock options outstanding before the transactions. As a result of the above described transactions, as well as the transactions described in Amendment No. 4 to Schedule 13D filed by Mr. Ken Blum, Jr., the Company has eliminated all of its outstanding options and warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). Mr. and Ms. Cohn hold an aggregate of 456,395 shares of the Company's Common Stock, representing in the aggregate approximately 10.2% of the class. Mr. and Ms. Cohn have the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the shares.

(c). Except for the transactions described in response to Items 5(a) and (b) above, there have been no transactions by Mr. or Ms. Cohn with respect to the Company Common Stock during the 60 days preceding the date of this Schedule 13D.

(d). Not Applicable.

(e). Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings, or relationships between Mr. Cohn, Ms. Cohn and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.   Management Agreement dated June 30, 1993 between the Company and KAB*

     2. Stock Option Grant to KAB dated June 30, 1993 relating to options for the purchase of 2,250,000 shares of the Company's Common Stock.*

     3.   Registration  Rights  Agreement dated June 30, 1993 among KAB, Kenneth
          L. Blum, Sr. and the Company.*

     4.   Certification of Joint Filing pursuant to Rule 13d-1(k).

----------
* Incorporated by reference from the Company's Report on Form 8-K dated June 30, 1993.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 26, 2000                              /s/ Alan S. Cohn
-----------------------                       ----------------------------------
Date                                          Signature

                                              Alan S. Cohn
                                              ----------------------------------
                                              Name


                                              /s/ Robin Cohn
                                              ----------------------------------
                                              Signature

                                              Robin Cohn
                                              ----------------------------------
                                              Name


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT 4

                     CERTIFICATION REGARDING JOINT FILING OF
                     SCHEDULE 13D PURSUANT TO RULE 13D-1(K)
                    OF THE SECURITIES AND EXCHANGE COMMISSION

     Alan S. Cohn and Robin Cohn do hereby certify that the Schedule 13D to which this certification is attached as Exhibit 4 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned.

October 26, 2000                              /s/ Alan S. Cohn
-----------------------                       ----------------------------------
Date                                          Signature

                                              Alan S. Cohn
                                              ----------------------------------
                                              Name


                                              /s/ Robin Cohn
                                              ----------------------------------
                                              Signature

                                              Robin Cohn
                                              ----------------------------------
                                              Name